INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in this Post-Effective Amendment No. 38 to Registration Statement No. 33-30950 of Expedition Funds on Form N-1A of our report dated December 13, 2002 appearing in the Annual Report to Shareholders of Expedition Funds, which include the Equity Fund, Equity Income Fund, Investment Grade Bond Fund, Tax-Free Investment Grade Bond Fund, Money Market Fund and Tax-Free Money Market Fund for the year ended October 31, 2002, and to the references to us under the headings "Financial Highlights" in the Prospectuses and "Independent Public Accountant", "Experts" and "Financial Statements" in the Statement of Additional Information, all of which are a part of such Registration Statement.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
New York, New York
February 28, 2003